Exhibit 12

Avis Budget Group, Inc.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Six Months Ended June 30,
	2009	2008
Earnings before fixed charges:
Income (loss) before income taxes	$(72)	$7
Plus: Fixed charges	200	228

Earnings available to cover fixed charges	$128	$235

Fixed charges(a):
Interest, including amortization of deferred financing costs	$168	$197
Interest portion of rental payment	32	31

Total fixed charges	$200	$228

Ratio of earnings to fixed charges (b)	—	1.03x

(a)

Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor. Interest expense on all indebtedness is detailed as follows:

	Six Months Ended June 30,
	2009	2008
Related to debt under vehicle programs	$90	$131
All other	78	66

	$168	$197

(b)	Earnings were not sufficient to cover fixed charges for the six months ended June 30, 2009.

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